

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2010

Mr. Joseph I. Gutnick
President and CEO
Legend International Holdings, Inc.
Level 8
580 St. Kilda Road
Melbourne, Victoria, 3004
Australia

> **Re:** **Legend International Holdings, Inc.**
> **Form 10-K**
> **Filed March 16, 2010**
> **File No. 0-32551**

Dear Mr. Gutnick:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

General

1.   You state on page F-7 that you are an exploration stage company, and disclosure in your filing indicates that you do not have proven or probable reserves. As such, please revise the language on page 3 which states that your "deposits are in the advanced stages of development…" to avoid investor confusion regarding exploration stage versus development stage mining companies.

Risk Factors, page 29

2.   We note that your Chairman and Chief Executive Officer beneficially owns nearly 33% of your common stock. Please include a risk factor addressing the prospect that Mr. Gutnick's interests might diverge from the interests of your other shareholders.

We are substantially dependent upon AXIS Consultants To Carry Out Our Activities, page 31

3.   Please describe specifically the conflicts of interest to which you refer. Explain all conflicts from an investor's perspective. For instance, explain whether there are any conflicts between you and the other AXIS affiliates with respect to the presentation of corporate opportunities.

Item 6. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2009 verses Year ended December 31, 2008, page 42

4.   Your disclosure states that you amortize mineral rights over the term of the mineral property license. Please explain how you determined that it is appropriate to amortize your mineral rights in this manner and how you considered applying a depletion model whereby you would deplete the mineral right asset on a units-of-production basis. As part of your response, explain whether you have determined that the mineral right is a tangible asset pursuant to FASB ASC Topic 805-20-55-37.

Quantitative and Qualitative Disclosure About Market Risk, page 49

5.   Please expand your disclosure to include quantitative and qualitative disclosures regarding your foreign currency exchange rate risk. Refer to the requirements of Regulation S-K, Item 305.

Directors Executive Officers and Corporate Governance, page 52

6.   We note your disclosure on page 52 that "[i]n addition to the information presented below regarding each director's specific experience, qualifications, attributes and skills that led our Board to the conclusion that he should serve as a director, we also believe that all of our directors have demonstrated an ability to exercise sound judgment, as well as a commitment of service to Legend and our Board. Finally, we value their significant experience in the mining industry and other public and board committees." Instead of (or in addition to) providing this blanket statement, please discuss on a director-by-director basis your conclusion that each person belongs on your board. Refer to Item 401(e) of Regulation S-K.

7.   Given your disclosure that Messrs. Gutnick and Lee are involved in multiple other
businesses in executive capacities, please also disclose how much time they devote to
your affairs.

Executive Compensation, page 56

8.   Please file your Service Agreement with AXIS as an exhibit. Refer to Item 601(b)(10) of
Regulation S-K. We may have further comments upon reviewing this agreement.

9.   We note your disclosure on page 56 that in August 2008 the company's board appointed
a compensation committee which is responsible for reviewing and approving the
compensation paid to the named executive officers. Please provide the disclosure
required by Item 407(e)(4) of Regulation S-K.

Components of Compensation, page 57

10.   We note your statement that remuneration charged to the company by AXIS for the
company's named executive officers has been "reasonable in relation to the Company's
size and performance in comparison with the compensation paid by similarly sized
companies or companies within the Company's industry." Please disclose the criteria
used to identify "similarly sized companies." Please tell us whether you benchmarked
your compensation with any company or group of companies. The names of any such
companies would need to be identified in your executive compensation disclosure. Refer
to Item 402(b)(2)(xiv) of Regulation S-K.

11.   We note that cash bonuses were awarded to the named executive officers "to
acknowledge the significant work undertaken…in advancing the phosphate project of the
Company…" Please expand your disclosure to discuss how you determined the
respective bonus amounts in 2009. In the absence of a predetermined formula, disclose
the contributions of each individual considered in the determination of whether to award
bonuses and the amounts of the bonuses. Refer to Item 402(b)(1)(v) of Regulation S-K.

Certain Relationships and Related Transactions, and Director Independence, page 64

12.   Please disclose more information concerning AXIS, including without limitation its
jurisdiction of incorporation, its principal businesses, its size, and the extent of Legend's
ownership interest. Please also identify the other AXIS affiliates. We note that on page
64 you mention a total of eight affiliated companies, whereas on page 31 you mention a
total of ten; please clarify.

Exhibit Index, page 70

13.   Where exhibits are incorporated by reference, please reference the proper filing. We note that exhibits 10.7 through 10.10 were not filed with the referenced filing (footnote 9).

14.   Please tell us how you comply with Regulation S-K, Item 601, with regard to the inclusion of material contracts as exhibits. For example, we note your disclosure on pages 17 and 18 regarding contractual agreements for your mineral interests, agreements discussed on page 23, a joint venture agreement described on page F-13, a compensatory stock option plan described on page F-19 and other share option agreements, and your agreement with Axis described on page F-22.

Financial Statements

Balance Sheet, page F-2

15.   Please rename your line "retained deficit during development period" to eliminate the word "development," which might be construed by readers as indicating that you are now a development-stage mining period.

Note 6. Acquisition/Investments

North Australian Diamonds Ltd, page F-15

16.   We note your disclosure which states that your equity interest in North American Diamonds Ltd. ("NADL") was diluted to 47.83% in early December 2009 and was 49.41% as of March 31, 2010. We further note that you continued to consolidate NADL even though you did not maintain ownership of a majority of NADL's voting interest. Please provide your complete analysis that supports your conclusion that you had a controlling financial interest in NADL as of December 31, 2009 and March 31, 2010, and hence that it was appropriate to consolidate NADL pursuant to FASB ASC Topic 810-10-25-1.

Note 11 – Affiliate Transactions, page F-22

17.   Please expand your disclosures to describe your ownership interest in Axis and how you account for this investment.

Engineering Comments

Business page 3

18.   Please disclose all subsidiary companies, business functions, and/or relationships with your company. Include a chart in the filing, which clearly illustrates your corporate ownership and structure.

Project Strategy page 3

19.   In this section of your filing we note you reference phosphate deposits and indicate these deposits are in the advanced stage of development. As the company does not have a "reserve," it must be in the "exploration stage," as defined by Industry Guide 7(a) (1) and (a) (4) (i) respectively. Please revise your filing by removing all references in the document that use the term "development," "mining" or "mining operations," or any term that can imply mineral production, such as operations.

Legend Georgiana Basin Phosphate Project page 4

20.   In this section of your filing we note your reference to "direct shipping ore." Pursuant to Section (a) (1) of Industry Guide 7, the terms ores, ore grade or ore body are treated the same as the term reserve. Please revise your disclosure accordingly.

21.   Additionally, we note you reference specific production rates, specific quantities of deliverable concentrates, specific plant capacities, and specific material inputs. As you presently do not have a reserve, please tell us the basis for this information, with particular emphasis on the economics used to establish these rates.

Legend's Land Holdings and Projects page 6

22.   In reference to your land holdings, you state your holdings include 517,000 acres in Queensland and 4.2 million acres in the Northern Territories. These numbers appear to be different than the numbers you provide in Tables A and B. Please revise or advise. Additionally, please tell us if you presently control the tenements with a lease status listed as "application" in Tables A and B.

Metallurgy page 8

23.   With respect to your bench scale flotation testing , pilot plant flotation testing , and phosphoric acid testing, please include a table for each type of testing that discloses the following information for every sample tested:

- the size of the original sample;
- the grade of the original samples;

- the grade of the concentrates; and
- the calculated recoveries.

   In addition, please include a discussion pertaining to the determination of the location in which the sample was collected.

Environment page 11

24.   We note you state you are engaged in environmental approvals for 3 mine lease applications. In addition to the information already provided, please expand your disclosure to include a discussion of the overall process associated with obtaining environmental approvals in Australia, including any expenditures required.

Current Work page 13

25.   In an appropriate section of your filing, provide a brief description of the QA/QC protocols including sample preparation, controls, custody, assay precision and accuracy as it relates to your exploration plans. This would apply to exploration and operational analytical procedures. In your response please indicate the location of this disclosure.

Contractual Agreements in relation to Queensland Phosphate Interests, page 17

26.   In your description of the October 28, 2008 Heads of agreement with Mt. Isa Minerals Ltd. (see (v) on page 18), you state the JV has access to the plant and infrastructure at Legend's 100% owned proposed Lady Annie phosphate development. In an appropriate section of your filing, please describe the plant and infrastructure at your 100% owned proposed Lady Annie phosphate development. In your response please indicate the location of this disclosure.

Merlin Diamond Project page 24

27.   Please ensure all the information required under paragraph (b) of Industry Guide 7 for the Merlin Diamond Project is disclosed, including:

- The location and means of access to your property, including the modes of transportation utilized to and from the property;

- Any conditions that must be met in order to obtain or retain title to the property, whether your have surface and/or mineral rights;

- A brief description of the rock formations and mineralization of existing or potential economic significance on the property;

- A description of any work completed on the property and its present condition;

- The details as to modernization and physical condition of the plant and equipment, including subsurface improvements and equipment;

- A description of equipment, infrastructure, and other facilities;

- The current state of exploration of the property;

- The total costs incurred to date and all planned future costs;

- The source of power and water that can be utilized at the property; and

- If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Merlin Diamond Project Highlights page 24
Inferred and Indicated Mineralized Materials page 25

28. Generally, mineralized material should be reported as "in place" grade and tonnage. Estimates of contained metal or total ounces in mineralized material should not be reported, as these can be confused with reserves. Note that "mineralized material" does not include: 1) material reported as reserves, and 2) volumes and grades estimated by using geologic inference, which are sometimes classed as "inferred" or "possible" by some evaluators.

- Remove the terms "measured," "indicated," Inferred" "mineral resource," "mineral resource base," "drill indicated," "geological resources" and associated estimates.

- If the quantities associated with the above terms meet the requirements of mineralized material, disclose the estimates as "mineralized material."

- Please do not disclose estimates based on geologic inference, such as "inferred" or "possible" resources.

- Please do not disclose contained minerals; only disclose tons and grade.

Merlin Orbit Tenements, Northern Territory page 27

29.   Please disclose the lease numbers for the Merlin Orbit Tenements and indicate if these
        tenements are listed in your Table B.

North Kimberley page 28

30.   We note you refer to an inferred mineral resource in this section of your filing. The
        provisions in Industry Guide 7 preclude the use of any terms other than proven or
        probable reserves for disclosure in SEC documents. Please remove the "inferred resource
        estimate" from your filing.

Form 8K Filed May 18, 2010

Paradise South JORC Resource Estimate

31.   We note your disclosure of a JORC compliant inferred resource of 72 MT @ 17% P_2O_5
        for your Paradise South project in your press release which you filed under Item 8.01 of
        the Form 8-K on May 18th, 2010 with the Securities and Exchange Commission.   As
        your jurisdiction of incorporation is Delaware, only those terms specified by Industry
        Guide 7 may be used in U. S. SEC filings.   The provisions in Industry Guide 7 preclude
        the use of any terms other than proven or probable reserves for disclosure in SEC
        documents. Please remove all resource disclosure from your filing.

Form 8K Filed July 23, 2010

32.   We note your disclosure of a resource of 81 MT @ 18% P_2O_5 for your Paradise Phosphate
        Project in your press release which you filed under Item 8.01 of the Form 8-K on July
        23rd, 2010 with the Securities and Exchange Commission.   As your jurisdiction of
        incorporation is Delaware, only those terms specified by Industry Guide 7 may be used in
        U. S. SEC filings.   The provisions in Industry Guide 7 preclude the use of any terms
        other than proven or probable reserves for disclosure in SEC documents. Please remove
        all resource disclosure from your filing. In addition please remove all the economic data
        associated with the development of the resource from your filing.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sandy Eisen at (202) 551-3864 or Chris White at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters. Please contact John Coleman, mining engineer, at (202) 551-3610 regarding engineering comments. Please contact Parker Morrill at (202) 551-3696, Anne Nguyen Parker at (202) 551-3611 or me at (202) 551-3745 with any other questions.

Sincerely,

Roger Schwall
Assistant Director